Exhibit 99.1

Baidu Announces Second Quarter 2015 Results

BEIJING, China, July 27, 2015 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20151.

“With Baidu’s cornerstone search business delivering solid growth and enjoying ample runway ahead, and with powerful mobile gateways to leverage, we are ideally positioned to capture the O2O e-commerce opportunity and build the ‘Next Baidu’,” said Robin Li, chairman and CEO of Baidu. “As we continue to connect people with services and enable closed loop transactions, we are creating a transactional business model as Baidu grows and evolves in the age of mobile.”

“We delivered solid financial results in the second quarter of 2015, with our core search business exhibiting strong growth and attractive profitability,” said Jennifer Li, CFO of Baidu. “With the solid base of our core search business, coupled with upward momentum of our O2O e-commerce initiatives, we continue to invest decisively in the ‘Next Baidu’. We are delighted by the progress we have achieved and are confident that these investments will generate long term shareholder value. Going forward, we will report the financial impact of the new initiatives, namely O2O & Other2 and iQiyi.”

Second Quarter 2015 Operational Highlights

•	Mobile search monthly active users (MAUs) were 629 million for the month of June 2015, an increase of 24% year-over-year

•	Mobile maps MAUs were 304 million for the month of June 2015, an increase of 48% year-over-year

•	Gross merchandise value[3] (GMV) for O2O services totaled RMB40.5 billion ($6.5 billion) for the second quarter of 2015, an increase of 109% year-over-year

Second Quarter 2015 Financial Highlights

•	Total revenues in the second quarter of 2015 were RMB16.575 billion ($2.673 billion), a 38.3% increase from the corresponding period in 2014. Mobile revenue represented 50% of total revenues for the second quarter of 2015, flat from the first quarter of 2015.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2000 to US$1.00, the effective noon buying rate as of June 30, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	O2O (online to offline) & Other includes Qunar, Baidu Nuomi, Baidu Takeout Delivery, Baidu Maps, Baidu Connect, Baidu Wallet and other products.
[3]	Gross merchandise value (GMV) for O2O services is defined as GMV generated by Qunar, Baidu Nuomi and Baidu Takeout Delivery. GMV generated by Qunar is defined as the value of confirmed orders of products and services, excluding cancellations. GMV generated by Baidu Nuomi and Baidu Takeout Delivery is defined as the value of confirmed orders of products and services, regardless of whether the service has been consumed or delivered.

•	Operating profit in the second quarter of 2015 was RMB3.470 billion ($559.6 million), a 2.5% decrease from the corresponding period in 2014. O2O & Other reduced operating margins by 25.3 percentage points and iQiyi reduced operating margins by 5.1 percentage points.

•	Net income attributable to Baidu in the second quarter of 2015 was RMB3.662 billion ($590.6 million), a 3.3% increase from the corresponding period in 2014. Diluted earnings attributable to Baidu per ADS for the second quarter of 2015 were RMB10.19 ($1.64); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2015 were RMB11.19 ($1.81).

Second Quarter 2015 Results

Baidu reported total revenues of RMB16.575 billion ($2.673 billion) for the second quarter of 2015, representing a 38.3% increase from the corresponding period in 2014.

Online marketing revenues for the second quarter of 2015 were RMB16.227 billion ($2.617 billion), representing a 37.1% increase from the corresponding period in 2014. Baidu had about 590,000 active online marketing customers4 in the second quarter of 2015, representing a 20.9% increase from the corresponding period in 2014 and a 12.6% increase from the first quarter of 2015. Revenue per online marketing customer for the second quarter was approximately RMB27,400 ($4,419), a 13.2% increase from the corresponding period in 2014 and a 15.1% increase compared to the first quarter of 2015.

Traffic acquisition cost as a component of cost of revenues was RMB2.112 billion ($340.6 million), representing 12.7% of total revenues, flat from the corresponding period in 2014 and compared to 13.5% in the first quarter of 2015.

Bandwidth costs as a component of cost of revenues were RMB896.2 million ($144.5 million), representing 5.4% of total revenues, compared to 5.8% in the corresponding period in 2014. Depreciation costs as a component of cost of revenues were RMB616.1 million ($99.4 million), representing 3.7% of total revenues, compared to 3.9% in the corresponding period in 2014.

Content costs as a component of cost of revenues were RMB840.2 million ($135.5 million), representing 5.1% of total revenues, compared to 3.0% in the corresponding period in 2014 and 4.8% in the previous quarter. The year-over-year increase was mainly due to iQiyi’s increased content costs.

Selling, general and administrative expenses were RMB3.890 billion ($627.4 million), representing an increase of 81.0% from the corresponding period in 2014, primarily due to an increase in promotional spending for O2O.

[4]	The number of active online marketing customers and revenue per online active customer exclude those associated with our group-buying and takeout delivery related businesses for consistency with previous reporting.

Research and development expenses were RMB2.713 billion ($437.5 million), a 56.2% increase from the corresponding period in 2014. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB354.7 million ($57.2 million) in the second quarter of 2015, compared to RMB220.6 million in the corresponding period in 2014 and RMB291.1 million in the first quarter of 2015. The increase from the corresponding period was a result of increased share grants to employees.

Operating profit was RMB3.470 billion ($559.6 million), representing a 2.5% decrease from the corresponding period in 2014. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB3.824 billion ($616.8 million), a 1.2% increase from the corresponding period in 2014.

Income tax expense was RMB763.0 million ($123.1 million), compared to an income tax expense of RMB605.6 million in the corresponding period in 2014. The effective tax rate for the second quarter of 2015 was 19.0% compared to 15.4% for the corresponding period in 2014 and 20.7% in the first quarter of 2015.

Net income attributable to Baidu was RMB3.662 billion ($590.6 million), representing a 3.3% increase from the corresponding period in 2014. Basic and diluted earnings per ADS for the second quarter of 2015 amounted to RMB10.22 ($1.65) and RMB10.19 ($1.64), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB4.017 billion ($647.9 million), a 6.6% increase from the corresponding period in 2014. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2015 amounted to RMB11.23 ($1.81) and RMB11.19 ($1.81), respectively.

As of June 30, 2015, the Company had cash, cash equivalents and short-term investments of RMB74.959 billion ($12.090 billion). Net operating cash inflow for the second quarter of 2015 was RMB5.727 billion ($923.8 million). Capital expenditures for the second quarter of 2015 were RMB923.1 million ($148.9 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB4.707 billion ($759.1 million) for the second quarter of 2015, representing a 4.7% increase from the corresponding period in 2014.

Outlook for Third Quarter 2015

Baidu currently expects to generate total revenues in an amount ranging from RMB18.170 billion ($2.931 billion) to RMB18.580 billion ($2.997 billion) for the third quarter of 2015, representing a 34.4% to 37.4% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 27, 2015, U.S. Eastern Time (8:00 AM on July 28, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2030598139
Hong Kong:	+852 30186771

Passcode for all regions:	79830113

A replay of the conference call may be accessed by phone at the following number until August 4, 2015:

International:	+61 2 8199 0299
Passcode:	79830113

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2015 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	June 30, 2015	June 30, 2014	March 31, 2015
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	16,227,496	11,836,858	12,518,757
Other services	347,742	148,924	205,859

Total revenues	16,575,238	11,985,782	12,724,616

Operating costs and expenses:
Cost of revenues (note 1, 2)	(6,503,020)	(4,541,422)	(5,326,103)
Selling, general and administrative (note 2)	(3,889,844)	(2,148,874)	(2,956,867)
Research and development (note 2)	(2,712,681)	(1,737,216)	(2,286,333)

Total operating costs and expenses	(13,105,545)	(8,427,512)	(10,569,303)

Operating profit	3,469,693	3,558,270	2,155,313

Other income:
Interest income	612,523	463,802	561,213
Interest expense	(213,522)	(146,045)	(199,128)
Foreign exchange income, net	5,396	81	8,992
Loss from equity method investments	(2,417)	(5,501)	(7,979)
Other income, net	142,382	66,888	90,875

Total other income	544,362	379,225	453,973

Income before income taxes	4,014,055	3,937,495	2,609,286

Income taxes	(762,951)	(605,614)	(541,000)

Net income	3,251,104	3,331,881	2,068,286

Less: net loss attributable to noncontrolling interests	(410,909)	(214,815)	(380,994)
Net income attributable to Baidu, Inc.	3,662,013	3,546,696	2,449,280

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	102.23	101.19	67.86
Net income attributable to Baidu, Inc.-Diluted	101.86	100.91	67.57

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	10.22	10.12	6.79
Net income attributable to Baidu, Inc.-Diluted	10.19	10.09	6.76

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,141,734	35,050,662	35,112,842
Diluted	35,268,366	35,148,579	35,267,371

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(1,175,617)	(872,086)	(948,209)
Traffic acquisition costs	(2,111,734)	(1,517,128)	(1,721,629)
Bandwidth costs	(896,156)	(700,473)	(849,628)
Depreciation costs	(616,072)	(461,927)	(582,437)
Operational costs	(850,503)	(627,052)	(607,068)
Content costs	(840,223)	(354,294)	(608,420)
Share-based compensation expenses	(12,715)	(8,462)	(8,712)

Total cost of revenues	(6,503,020)	(4,541,422)	(5,326,103)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(12,715)	(8,462)	(8,712)
Selling, general and administrative	(130,418)	(97,030)	(117,855)
Research and development	(211,592)	(115,060)	(164,509)

Total share-based compensation expenses	(354,725)	(220,552)	(291,076)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	June 30 2015	December 31 2014
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	21,296,827	13,852,725
Restricted cash	646,400	413,010
Short-term investments	53,661,977	43,818,037
Accounts receivable, net	3,804,167	3,664,447
Amounts due from related parties	50	50
Deferred tax assets, net	985,126	684,952
Other assets, current	4,053,862	3,407,427

Total current assets	84,448,409	65,840,648

Non-current assets:
Fixed assets, net	9,863,213	8,705,364
Intangible assets, net	3,633,241	3,574,359
Goodwill	17,727,971	17,418,895
Long-term investments, net	5,582,952	2,878,922
Deferred tax assets, net	258,011	259,127
Other assets, non-current	1,197,292	893,952

Total non-current assets	38,262,680	33,730,619

Total assets	122,711,089	99,571,267

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	49,650	93,000
Accounts payable and accrued liabilities	16,057,112	12,964,893
Customer advances and deposits	4,691,757	4,296,440
Deferred revenue	313,442	164,809
Deferred income	522,625	518,543
Long-term loans, current portion	2,171,870	2,167,405
Capital lease obligation	48,768	57,346
Due to Related Parties, Current	1,521	8,385

Total current liabilities	23,856,745	20,270,821

Non-current liabilities:
Deferred income	42,413	39,626
Long-term loans	1,861,890	1,860,000
Notes payable	31,795,845	21,556,782
Amounts due to related parties	—	8
Deferred tax liabilities	1,107,326	1,143,821
Capital lease obligation	27,159	50,079
Other Non Current Liabilities	170,337	144,542

Total non-current liabilities	35,004,970	24,794,858

Total liabilities	58,861,715	45,065,679

Redeemable noncontrolling interests	2,032,524	1,894,502

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,613,315 shares and 27,657,626 shares issued and outstanding as at December 31, 2014 and June 30, 2015	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,492,921 shares and 7,492,921 shares issued and outstanding as at December 31, 2014 and June 30, 2015	3	3
Additional paid-in capital	5,497,383	3,633,919
Retained earnings	53,619,055	47,659,772
Accumulated other comprehensive income (loss)	1,028,775	231,923

Total Baidu, Inc. shareholders’ equity	60,145,228	51,525,629
Noncontrolling interests	1,671,622	1,085,457
Total equity	61,816,850	52,611,086

Total liabilities, redeemable noncontrolling interests, and equity	122,711,089	99,571,267

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2014			Three months ended March 31, 2015			Three months ended June 30, 2015
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	3,558,270	220,552	3,778,822	2,155,313	291,076	2,446,389	3,469,693	354,725	3,824,418

	Three months ended June 30, 2014			Three months ended March 31, 2015			Three months ended June 30, 2015
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	3,546,696	220,552	3,767,248	2,449,280	291,076	2,740,356	3,662,013	354,725	4,016,738

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to free cash flow (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2014	total revenues	March 31, 2015	total revenues	June 30, 2015	total revenues
Net cash provided by operating activities	4,127,577	34%	2,839,481	22%	5,727,404	35%

Less: Capital expenditures	(863,717)	-7%	(1,021,341)	-8%	(923,146)	-6%

Free cash flow	3,263,860	27%	1,818,140	14%	4,804,258	29%